Filed by Omnichannel Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Omnichannel Acquisition Corp.

Commission File No.: 001-39726

Date: October 21, 2021

Transcript of interview of Matt Higgins and Sean Harper

Chris Katje:

Oh, we got that [crosstalk 00:40:57] after the video. Oh man. And it was going so well today. Mitch, that that was a great video, right? That's got me hyped up to, to ask some great questions with, with Matt and Sean. Again, we've got them joining in a couple minutes. You talk about a devastating event, a hurricane, and possibly having to evacuate, having damage to your home. And here you have Kin able to use data ahead of time, and then also texting customers to help them get paid quicker and use [inaudible 00:41:32] text to further analyze and [inaudible 00:41:37] more things. This company, I is at the forefront of using technology in the insurance market. They're also direct to consumer. You don't have to worry about insurance agents. They're cutting costs that way and also getting to the customer quicker. What did you think of that video Mitch? There was a lot there.

Mitch Hoch:

Definitely. One of the things that we're going to continue seeing is, of course, global warming making bigger and bigger weather events. Just look at the hurricanes. If you look at hurricanes compared 20 years ago, to the strength that we see nowadays it's almost common to see a category three, four, five hurricane now, when it used to be more common to see maybe a one or a two category hurricane. And I think you're going to continue to see, to the point where maybe someday down the line, you see a category six where they actually increase the category going above that. Because I mean, we're seeing really, really bad storms coming out. And what do we see? We see increasing amount of hurricanes every year. And we'll continue to pay attention towards it.

Mitch Hoch:

Let's go ahead, let's get right into our interview. We're going to go ahead and bring on Matt Higgins here. He's ready. I know he's all ready. I'm ready. I got the dolphins ready. We need to bounce back, but let's go ahead and bring on my man.

Mitch Hoch:

Matt, how we doing?

Matt Higgins:

We're doing good. Thanks for having me. Can you guys hear me good?

Chris Katje:

We can hear you. Great. It's great to have you back on the show, Matt. Before you joined us we played that video, again, an exclusive premier here on Benzinga too. Walk us through that video. Hurricanes a big event that can have devastating impacts and also a big event for insurance companies. How is Kin using data ahead of these events to really help the customer out?

Matt Higgins:

Well, thanks for having me, by the way. And the video is kind of amazing. I think the video does a good job of translating what some people think is a fundamentally boring industry. Insurance is the kind of thing you don't want to think about until you need to think about it. And obviously we need to think about it a lot more with climate change. But I think what that video demonstrates is the paradigm shift that Kin is embracing. I think most insurance companies look at the claims as like a necessary evil, but something to be avoided in all costs. And Kin takes the opposite approach.

Matt Higgins:

And it shows up when there's a climate catastrophe on the horizon like it did with the recent hurricane, which is first, number one, notify everybody within the path of the hurricane that, "Please take preparations." Number two, as information unfolds, the trajectory changes, continue to communicate as you see with those text messages. Three, be a resource, in what can be a really traumatic time for people by using text messaging to check in, "Hey, are you okay?" And as you saw that video, oftentimes, "I'm safe, but I had to evacuate." And that's where can goes the extra mile, which you just unheard of with an insurance company.

Matt Higgins:

Actually, we can give you some information on your home. We'll be right back. And Kin will use aerial photography and their alchemy to figure out is there damage in that property? And if there is; one, we let you know. But two, we do something about it. Oftentimes, when there's an incident, roads are blocked, power lines are down. It's really hard to go ahead and get services. But those critical first couple of days could mean the difference between a lot of damage or containing the damage. Kin will get involved and we'll contact a crew to try to get somebody out there quickly; tarp that roof, protect the water damage.

Matt Higgins:

The bottom line, more than the magic of the tech, which is pretty amazing. It's the magic of the paradigm, which is an insurance needs company saying like, "You paid for this service, you need this service most when things go terribly wrong. Why are we avoiding interacting with you? This is the time we should deliver."

Matt Higgins:

And lastly, and I'll stop talking because I'm so passionate about it, it shows up in the net promoter score. How many insurance companies have an NPS in the high eighties and have a retention rate of 92%. This last quarter was actually. So anyway, I know it's a boring topic, everyone, but we're going to need insurance more and more as the world kind of goes to crap. And that's where Kin comes in.

Chris Katje:

Hey, if insurance is boring, we've got you on here though with so much passion to talk about this great company. Again, Matt Higgins, omnichannel acquisition, OCA, and bringing Kin insurance public. New ticker will be K-I-N. We got to bring Sean on here now. So we have Sean Harper, the CEO and co-founder of Kin insurance joining us again on SPACs Attack here.

Chris Katje:

Sean, welcome back to the show. We just played that video talking about a hurricane and how Kin insurance was able to get ahead of that event using data. But I want to talk about the text messaging. I mean, that blew me away. You don't see many insurance companies texting their customers to make sure they're okay. And getting those response rates back to be able to facilitate timely and fast reimbursement. Walk us through why text with customers for Kin here?

Sean Harper:

Yeah. The old way of doing it is you basically wait for the customer to identify damage. They call you. You send out a guy in a pickup truck. It takes weeks. In homeowners insurance, the day to day, the everyday claims, those are hard, but that's not really the hardest part. The hardest part is when you have lots and lots of claims all at once. Like there's a hurricane now you have thousands of customers with claims. And so text is really great is deficient. We actually ingest those text messages into a tech infrastructure that can respond to them and triage them automatically. It makes us really efficient.

Sean Harper:

But the other thing is after a storm not much works. And so text is really good because it works in a low bandwidth environment. You might not be able to connect a call, but you can send us a text, usually. It might take a little while to upload a photo or something like that. But it's a very resilient form of communication when things aren't working quite right. And so it's really perfect for this. And also just, people use texts for everything. We've gotten so used to it. We use text to order food. I never talk to people on the phone anymore. I always text them. And so it's only natural that your insurance company would do it the way that you're used to doing it, the way that makes sense for you.

Chris Katje:

That's perfect. Yeah. Text is definitely a preferred method of communication. Sean, I want to stick with you and then give me at a chance here. We got third quarter financial results for Kin insurance today. We actually had those out early this morning, exclusively on Benzinga. We saw third quarter gross written premiums of 26.7 million, up 534%. And total managed premiums up 420% to 27.8 million. I mean, triple digit growth here. Walk us through the highlights from that third quarter report, Sean.

Sean Harper:

Yeah. We did grow very fast. And I think people are surprised by that. It's a huge growth rate. But we weren't particularly surprised by it because one of the things that we were adamant about, and our board was adamant about, is don't try to scale this business prematurely. Let's make sure the math around customer acquisition works really, really well. And so we got to the point where we knew that if we put in 500 bucks, that we get a new customer and that, that new customer generates about, it's almost seven ... It's actually above $1,700 a premium now. And they renew at a very high rate. We have historically renewed about 92% of our customers. This quarter was even better. It was 99%.

Sean Harper:

We could see all of these leading things. And we just know that if you put more money into this machine, this is what happens. And so we did that. We had raised more money and we were really confident. We were able to just sort of put more money into the machine and the results were exactly what we expected. In some cases like the renewal rate, they're actually a bit better than we expected, which is ... It's nice when that had happens.

Sean Harper:

Yeah. We're excited. We grew really fast. And then our unit economics are hugely influenced by how long we keep a customer. It's so hard to get a new customer. Nobody wants to think about changing insurance. It's the last thing in the world you want to think about. If we can keep our customers longer, it just makes our life that much easier. I think about, how I'm going to hit next year's numbers it makes me really confident and happy that I know that most of my customers will stay back. Almost a hundred percent of them will actually stay here from this year to next year. It just makes their life a lot easier.

Chris Katje:

Perfect. Matt. Yeah. Kin insurance, triple digit growth in managed premium for five straight quarters. You were able to look at this company before you decided to bring it public. What were the highlights for the third quarter, for you as an investor and the person helping bring Kin public here?

Matt Higgins:

Well, I think most importantly, do you do what you say you're going to do? There's a lot of skepticism out there, especially with SPAC deals. In some cases rightfully so, frankly, few bad actors can taint the space. And so for me, because I'm an expert in the space, I teach the subject at Harvard Business School. I have a lot of direct to consumer businesses. Kin is exactly what I was looking for, but I stayed within my lane, frankly. I spent a ton of time looking at customer acquisition costs, LTV, understanding what it takes to work within a highly regulated industry. I spent my early years in government helping oversee the rebuilding of the World Trade Center site. All the things that Kin has to do to be successful are things that are comfortable to me and familiar to me.

Matt Higgins:

This deal is the byproduct of tons of work around diligence and just spending time understanding the space and understanding those numbers. I think for me, it's not a surprise, frankly, that they're executing or else I wouldn't have done the deal in the first place. But at the same time, Sean is an amazing operator. He's got a great team. I tend to like really hard complicated businesses, because complexity becomes its own moat. I don't know how many crazy people like Sean would wake up one day and say, "I think I'm going to start an insurance company from scratch," five years ago. But actually as you begin to understand the industry, it makes total sense that the future iconic insurance company, would've been creative from scratch because you can eliminate a lot of the inefficiencies in the industry by starting from scratch.

Matt Higgins:

For example, going direct to consumer. Insurance is a virtual product. I've said this before. Selling it at a strip mall makes no sense. If you were to start from day one, you'd try to build a machine where you can underwrite, with data, because data's more accurate than human intervention when it comes to underwriting, frankly. Let's say this roof is nine years old instead of 10. And then you find out certainly the roof wasn't in good condition when there was a storm. Use data, sell direct so you can bypass an intermediary, because it makes more sense.

Matt Higgins:

And lastly, the fact that Kin resonates with such a diverse demographic of customers tells you that they have amazing product market fit. The average age of a kin customer, if I were to ask anyone watching right now, they'd probably be like, "Maybe it's like 33." Hence a millennial, it's an [inaudible 00:52:59]. It's 57 years old. Older than me. I'm happy to say, at the moment. That tells you that this is the way insurance should be sold and will be sold and Kin is just a little bit early. It takes time to explain our case, transfer conviction, get interested in insurance, but it's happening.

Matt Higgins:

So I'm most excited about today, because I think more and more people will pay attention to Kin's story.

Mitch Hoch:

Okay. One of the things that I'm paying attention to is, of course, with that high growth, we need to wonder how long does it take to pay back. And getting this customer. I think this is a, a great slide here from the ... This is from the [inaudible 00:53:34] from 9:30 here. One of the things that you can see here is the customer acquisition cost and how really you guys are able to get this back in a fast manner. I think this makes a big difference between ... And why it's a DTC model versus what you see from the other insurance providers. I'll go to Sean with this. How do you guys able to get this fast payback?

Sean Harper:

The really important thing is tying your customer acquisition to your underwriting and risk preferences. In insurance, typically this has been very decoupled because the risk appetite is set at the curator and the marketing is done by these third party external companies, actually these agents. It's really hard to be efficient in marketing that way. And in fact, a lot of the carriers when they run an ad campaign, they actually aren't able to measure the response of it because they can't see the conversion happening. The conversion is happening. The customer sees an ad, they call their local agent. The local agent shops them against 10 different carriers, maybe they request the one they saw the ad for. It's just a very long convoluted thing. With us, that's not the case we're actually ... And a lot of money gets wasted that way.

Sean Harper:

You'll see these TV commercials during football games [inaudible 00:54:58]. it's just not happening. I get at my house every year, probably 10 different State Farm mailings. And they're all from these State Farm agents. Now what those agents actually don't know when they send out those mailings is that State Farm has already declined to underwrite my house. I don't know why. I don't work there, but it's just a lot of wasted money because these two things are totally decoupled.

Sean Harper:

At Kin, what we do is totally different. We actually start pre underwriting, the entire geography. And then we run the customer through our underwriting appetite. We run them through a model that predicts conversion rate and a model that predicts claims. And we use that to decide what traffic to bid on, who to target online, who to target offline with direct mail, who to really focus when they come into the funnel and who to not focus on as much. And the tying those two things together creates a lot of efficiency.

Sean Harper:

If you look at other consumer financial products, that's how it works. You don't have these external brokers that are decoupled for really any other consumer financial product. And it's sort of weird and anachronistic that you do for homeowner's insurance. And it just creates a lot of inefficiency. The old way of doing it, you pay that external agent, 15% roughly recurring and then you have a few extra points on top to manage all those external companies. What we do is, we're able to generate a customer for 500 bucks up front. We keep those customers for a really, really long time. And we think that that's a much better equation. There's more money left over. We can keep that money for our investors. And then we could also share that money back to our customers in terms of higher service levels and lower prices, which creates a really amazing feedback loop because as the customers see the lower prices, higher service levels, they're that much more likely to convert. And it's just very hard if you are using the old model to keep up with what we're doing.

Mitch Hoch:

Yeah. I think this slide says it really great. When you see it, you see the overhead and the agent commission. Definitely, guys, if you guys don't get a second to check this out, I would check it out. This is per a hundred of insurance premium, but it says right here, a typical homeowner carrier pays 68% of the premiums for the claims and reinsurance. I think this is very important where you're starting to get around that agent. And that's really where you see the expenses come down.

Sean Harper:

Absolutely. Yeah. And actually, being an insurance agent at scale is an amazingly good business. It's actually a much better business than being an insurance carrier. You'll look at insurance agencies, especially big ones that have reached scale, and they'll very often have 30% plus EBITDA margins, . Sometimes as high as even 50%. And meanwhile, you have the insurance companies, scrambling to eek out a five to 10% underwriting margin. In exchange for that accepting a ton of volatility is the weather is different one year to the next. And so by combining these two things, we actually have a much better business model because we've internalized those agent economics.

Sean Harper:

And so Kin because we're getting our customers directly, and then also, because we're really not an insurance company, we manage an insurance company owned by our customers, this reciprocal exchange, we really look a lot more like a very efficient, very high tech insurance distributor. I think that's really a good business model. And it reduces all these inefficiencies. We talked about the marketing inefficiency that goes when you spend money advertising for a product you might not be able to underwrite, which is what the industry does. Also, you run into this on the servicing side.

Sean Harper:

The analogy I would use is, when you walk into an agent's office or when you call an agent, you're basically going to CompUSA. There's an Acer and a [inaudible 00:58:59] and HP. And there's all these different [inaudible 00:59:02] boxes on the shelf. And then you buy one and you walk out. And guess what? You're on your own. If the salesperson told you that computer does something and you go home and it doesn't do it, you're kind of on your own. What can you do? You can complain to Acer, I guess.

Sean Harper:

That's the traditional way. What we're really is a lot more like the Apple Store, where we're only selling one product. We're selling it in an environment that we control completely, that's very high core quality. And if you leave the store, so to speak, with our insurance product and you have an issue with it, we can solve that problem completely because we're the agent and we're the carrier. And so you'll see this, sometimes we might make a mistake. Maybe you asked a question about your coverages and whoever you talk to at Kin, they mistake and they gave you a wrong recommendation. We can fix that. And we can fix it without a lot of hassle and without a lot of drama. So it ends up being a much better customer experience. A traditional insurance agent can't do that. They have no control over ...

Sean Harper:

... a traditional insurance agent can't do that. They have no control over what the insurance company does and so, you have this, sort of, he said she said problem, that generates a lot of inefficiencies. So, we're really happy to not have to deal with that.

Chris Katje:

Perfect. Love that background information on the overall insurance market. Matt, I want to talk about brand awareness for a minute. You know how to grow businesses well, right? That's something that you've shown over the years and one of the things that Kin Insurance recently did was, they launched this brand campaign called the Florida Man, which generated over a million social views and is helping with brand awareness for Kin. I'll start with you, Matt. Walk us through Florida Man. How did this come to be? And how is it really helping to bring brand awareness for Kin going forward?

Matt Higgins:

Yeah. So, one of the benefits here is that, Sean and the team have spent five years building the steak. And so, now we get to play around and build the sizzle but we don't want to compromise that incredible CAC to LTV ratio. So, the advantage of being direct to consumer and operate in a digital environment, you don't need to spend a gazillion dollars taking out an ad in left field at the Yankee stadium to build awareness, you could still do it within a digital environment. So, Gary Vaynerchuk is my partner, he's also an advisor to OCA, shout out to Gary, wherever you are. And Gary and his team fell in love with Kin and they're like, let's do something completely crazy and different. Rather than just come up with some silly mascot, let's go ahead and do a documentary, do it like a long form that's absurdly long, to see if we can get people to actually watch it.

Matt Higgins:

Florida Man, seven minutes. And the idea actually came from Sean, he's like, why don't we appropriate this negative symbol of Florida, around Florida Man and do a documentary to discover who is the real Florida Man? And so, the script we gave as, we look at a naked man's butt, the script that we came back with was this idea that, Florida Man is, kind of, hapless but, sort of, lovable. He'll always find himself in the wrong place, at the wrong time. And the big reveal is that Kin has been there. And this has meant to be, sort of, an ode to the state that we love, which is Florida. That if you want to live in paradise, it comes with its price, right? And so, that's the film.

Matt Higgins:

But the underlying thought here, so let me tell you the strategy, is than, one, it's not a ton of money to make and it gets people talking about Kin. But also, Florida is in a perpetual insurance crisis as we speak. If you're in Florida right now and you want to buy a home, it could take you days or weeks to even get a quote. It's not like you can just go online. When you go online and enter your information, you're not getting a quote, you're submitting to a lead gen that's going to go ahead and resell it to any number of the carriers. So, you have a situation where insurance is in crisis, you can't get a quote instantly, Kin is, pretty much, the only place you can go to get that instantly. And so, the opportunity here is to just build some brand awareness, so when somebody encounters that friction point, maybe not today, maybe it's six months from now.

Matt Higgins:

They say, oh, let me check Kin. Or a neighbor's like, hey, have you checked Kin? It's like, it's so easy, it's seamless, it's quick. So, that's the opportunity, while at the same time, making sure that you remain disciplined, that your spend is directed, generally, towards conversion. So, we love the ad. It's really just the beginning, it gets, kind of, Kin and moving in the direction more about building brand, Florida Man's going to be doing a lot of crazy other things as we build them out. But I encourage everybody to go to YouTube, check out the Kin video on Florida Man. I think it's pretty hilarious and Gary's got some other tricks up his sleeve.

Sean Harper:

And this is something that's- [crosstalk 01:03:28]

Chris Katje:

Go ahead, Sean. I want to hear more from you, right? It sounds like you helped bring this idea to be. So, walk us through Florida Man and your opinions on how this is going to help with brand awareness.

Sean Harper:

Yeah. So, Lucas and I, it was years ago, Lucas and I were actually going to... I don't know, we were going to hang out, we were in the parking lot of a Target and we were just thinking about ideas and this one came to us. We didn't really know how to execute it, right? Because that's not our background. We're performance marketers, we're technologists, we're really good at financial services but executing of a movie like this is not something that we would have been able to do. So, it was really cool to have Gary and his crew put it together, better than we could've imagined, honestly. And insurance is inherently local and that's very important in our approach. In every state, there are different laws about insurance, you're exposed to different hazards, the customer buying preferences are different. And so, it really doesn't make a lot of sense, especially because some of these states are very, very large. Florida is well over a $10 billion market for homeowners insurance itself.

Sean Harper:

You don't need to blast your way into a lot of these states. And, in fact, it can actually be pretty distracting and risky to go into a state that you don't totally understand. And that's true of marketing as well, right? It's like, now we've been in Florida for a while, it's a market we do really well, our customers are beginning to recognize us. And when we create content, we're going to do it in a way that speaks to the locals because that's a big part of what Kin is. And I expect that in the future, when we do campaigns like this in the other states that we're entering and the other states that we're in, they'll also be along the same vein, where they speak to something that's special about that locality. Because people should be proud of where they live. And Florida gets a lot of flack but it's actually an amazing state. It's one of the fastest growing economies, it's incredibly diverse, it's a dynamic and exciting and cool state. And also, the weather is really nice most of the year. So, it's just a good place to live.

Mitch Hoch:

All right. So, definitely, being as a Florida Man myself, I could say, you hit it right on the nail there. I definitely grew up on Florida, I probably know this guy. So, you know how that goes- [crosstalk 01:06:02]

Matt Higgins:

Somebody dropped a hotdog on the guy at the beach.

Mitch Hoch:

Oh, you know it.

Matt Higgins:

It's so awkward, man.

Mitch Hoch:

At least, put some mustard on there but we'll see what happens there. Definitely, guys, if you didn't check out that video and you just want to have some fun, check out Florida guy, I would definitely tell you guys. And if you want to, you could just literally just search right there, Florida guy, Kin Insurance, on the Google, you'll get it pulled up. All right. Let's go ahead, let's get into another question. Chris, I know you got a couple more and then I got one more for them.

Chris Katje:

Yeah. So, we've got you guys back on here, we had you on when the SPAC deal was announced. I wanted to talk some updates going forward. So, when the SPAC merger was announced, Kin announced plans to acquire an inactive insurance carrier that has licenses in 40 states, national expansion plan for Kin. Sean, I'll start with you here. How is Kin progressing with moving from state to state here and looking forward?

Sean Harper:

Yeah. So, that acquisition is still in progress. When you buy another insurance company, it's like when you do anything in the insurance industry, it has to pass through the regulators. And so, we're working through that process right now, of closing on that transaction, with the regulator of that company, which is Arizona. We expect it to close soon. And we're in about $20 billion, right? Our TAM right now, in the three states that we're in, which are Florida, Louisiana and California, is about $20 billion. We anticipate being at about $50 billion TAM next year, which is about half of the total market, it's a little bit less than half of the total market. And so, we're really not focused on this vanity land grab of, we absolutely need to be in 100% of the states. Because some of these states are small, some of the states are very competitive and it's not a good business decision to invest there right now.

Sean Harper:

And we just want to make sure that everything... Kin, we're all about being really deliberate, really systematic, really efficient in our growth. And so that when we add these states, right? It's not going to be all at once. It's going to be a few big states that we think have really, really good opportunities. And we'll get national eventually but that's really not our focus, our focus is on building an amazing business with great unit economics, where our customers are super happy. And to be honest, you could probably do that. If you look at what we're, sort of, projecting for our growth trajectory, you could do that in a couple of states, you don't even need a $50 billion TAM, right? Our TAM right now is huge, which is 20 billion. So, it's proceeding exactly the way that we like to operate at Kin, which is careful and deliberate.

Mitch Hoch:

Excellent. So, one of the things that I'm going to pull up here and I really like this slide because I feel it really represents what Kin is trying to do here. And so, it's all about that superior integrated experience, where you're not going towards the third-party but first-party. Can you explain me more about this Sean?

Sean Harper:

Yeah, absolutely. So, we talked about this a little bit before. It's the handoffs, it's where the inefficiency is, in the old industry, the handoffs and the technology. And so, we're very high-tech, obviously, and then we're also completely vertically integrated. So, that includes customer acquisition, underwriting, designing the insurance products, running it through our systems. We don't buy software from third parties, we make everything ourselves. It does exactly [inaudible 01:09:38] what to do, it's very efficient. Then marketing customer service. So, we think there's a big benefit, because sometimes the things that you'll learn in one area, it really help you innovate in another. So, an example of this is customer service, people don't like to talk about customer service, it's boring, it's lame. No, it's not, these are your customers. We actually record and transcribe every customer call and we can mine that data to understand where the customers are getting stuck.

Sean Harper:

So, for example, it might be that part of our insurance product is confusing to customers. Maybe there's a variable, an underwriting variable, that we're asking for, that is hard to generate in an automated way and the customers are confused by it. You know what we'll do then? We'll actually remove that from the insurance products and replace it with something else that's easier, that provides the same, sort of, underwriting benefit. That's really not something that you can do if you're a legacy insurance company, because you're not talking to your customers, these agents, these third-party companies are talking to your customers, you don't really understand them. So, you'll see that all throughout the value chain and it's really important.

Sean Harper:

And it's really cool actually, because if you... Well, we don't really have an office anymore. We do but no one goes there because of COVID. But the level of collaboration that you have between the software people and the insurance people, there's only a tiny, tiny difference between an actuary and a software engineer, right? These are the same people. They're super brilliant, really in tune with the details, obsessed with their craft, some of the smartest people you can imagine. And at this point, a lot of our software guys know a ton about insurance and a lot of the actuaries and pricing guys they actually know a lot about how the software works and that's amazing, right? [crosstalk 01:11:22]

Mitch Hoch:

Huge benefit there, I have to say, Sean. I think this is what we do here at Benzinga well also, we have our developers really close with our traders and people that talk financial media. And so, essentially, our developers that are creating the features that you guys use are exactly the ones that are also learning from our education that we give in our events that we put on. And I think that's definitely the way to do it because now you have that hand-in-hand relationship and you can also get feedback to your developers, which is the biggest and most important thing. That big word, feedback. So, I love how you guys are attacking it at Kin. I think Chris has one more and then we'll let you guys go.

Chris Katje:

Yeah. Before we wrap, Matt, I'll turn to you. We got this deal announcement and it was said that, the Kin Insurance merger would close in the fourth quarter. I don't know how much of an update you can give us but where is Kin in the merger process? And are we still on track for a fourth quarter close?

Matt Higgins:

Yeah. That's still the target. I mean, as you both know, it's complicated executing a merger and going through the process but we're deep into it and we're still on track for the fourth quarter. If that changes, we'll obviously put out an update but we're just head down, doing the work.

Mitch Hoch:

All right. Well, we all will be watching and looking for the news, as we've been looking at that and talking about how that can affect the stock. Really looking forward to seeing the Ticker changeover, no offense to my man, Matt, but I would love to see the Ticker change on over here to Kin and looking forward towards it.

Matt Higgins:

No, we can't wait, are you kidding? I want to thank everybody too, with the very questions. Born to be free, thanks for coming for the popcorn. Some of your good comments, you have a great audience there, I've been reading every one of them, I see you. [crosstalk 01:13:10]

Chris Katje:

Yeah. We love our chat. And I think the only other question I would ask here, we got Florida Man, as Kin moves to some other states and has Louisiana and California, are we going to see a Louisiana Man? A California Man? And someday down the road, will we see a Michigan Man in my backyard, in an advertising campaign?

Matt Higgins:

We've been talking about that, what further absurd thing can we do, that would be unexpected? So, we'll come up with something slightly outlandish, don't you fear.

Mitch Hoch:

Who knows? Who knows? Maybe the Florida guy will invite the California guy- [crosstalk 01:13:46]

Matt Higgins:

Texas, one day, will be really interesting.

Chris Katje:

Oh, Texas guy. Texas guy could be fun. New York guy. You got some fun states to play with. You got Mitch out there in Colorado, maybe he can help work on a Colorado guy, skiing. Great interview again, guys. Thanks so much for taking time out of your busy schedule. So, on the show today, we had Matt Higgins, the CEO of Omnichannel Acquisition Corp, Ticker OCA and then, Sean Harper, the co-founder and CEO of Kin Insurance. Kin Insurance going public with Omnichannel Acquisition, Ticker OCA and new Ticker for Kin Insurance will be... Is it KI?

Sean Harper:

It's KI- [crosstalk 01:14:28]

Chris Katje:

KI. [crosstalk 01:14:28]

Sean Harper:

Yeah. That's right. [crosstalk 01:14:28] Good.

Chris Katje:

Awesome. Well, we look forward to following the progress of this deal and the company and we'll talk to you guys soon.

Matt Higgins:

All right. Thanks guys, take care.

Sean Harper:

Thank you. Have a good one.

Chris Katje:

Thank you.

Mitch Hoch:

There you guys have it, another exclusive interview. Two interviews on SPACs Attack, back-to-back, giving you guys the information you guys need to be informed traders out there. That's really what it's all about when we talk about the SPAC industry. We want to get you guys the information so that you guys can make your own investment decisions. I hope that you guys got to learn a little bit more about Kin and aspiration today. Anything else you want to leave off with Chris?

Chris Katje:

No, that's it. A huge show, right? Two interviews. And we will see everyone soon. Stay tuned for power hour, I know there's a lot of people out there excited for that episode today. So, I'll be watching in the background here.

Mitch Hoch:

All right. We'll keep at it. I'll let you guys know, I have to get to Formula One for the rest of the week, so no SPACs Attack tomorrow or Friday. Look for an episode, I think I'll push Chris to push on Monday, so get you guys some information but I hope that you guys enjoy the weekend. I'm going to go ahead and take a little vacation but we'll be back with the SPACs Attack. If you guys got a company that we still haven't touched, let us know, we'll definitely get at it. All right. See you next time on the SPACs Attack. Coming up next, the power hour with BBIG. What happened? Find out.

Important Information for Investors and Stockholders

This communication relates to a proposed business combination (the “Business Combination”) between Omnichannel Acquisition Corp. (“Omnichannel”) and Kin Insurance, Inc. (“Kin”). In connection with the proposed Business Combination, Omnichannel has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of Omnichannel in connection with Omnichannel’s solicitation of proxies for the vote by Omnichannel’s stockholders with respect to the proposed Business Combination and a preliminary prospectus of Omnichannel. The final proxy statement/prospectus will be sent to all Omnichannel stockholders, and Omnichannel will also file other documents regarding the proposed Business Combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.  Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Omnichannel through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Omnichannel may be obtained free of charge by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., 485 Springfield Avenue #8, Summit, New Jersey 07901.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Kin or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement and the proposed Business Combination contemplated thereby; (2) the inability to complete the transactions contemplated by the transaction agreement due to the failure to obtain approval of the stockholders of Omnichannel or other conditions to closing in the transaction agreement; (3) the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the transaction agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Kin as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; and (8) the possibility that Kin may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Omnichannel’s Annual Report on Form 10-K, and other documents filed by Omnichannel from time to time with the SEC and the registration statement on Form S-4 and proxy statement/prospectus discussed above. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Omnichannel and Kin assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

Participants in the Solicitation

Omnichannel, Kin and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Omnichannel stockholders with respect to the proposed Business Combination. Omnichannel stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Omnichannel Acquisition Corp. and their ownership of Omnichannel’s securities in Omnichannel’s final prospectus relating to its initial public offering, which was filed with the SEC on November 23, 2020 and is available free of charge at the SEC’s website at www.sec.gov, or by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., 485 Springfield Avenue #8, Summit, New Jersey 07901.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Omnichannel intends to file with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Contacts

Kin

Investor Relations

investors@kin.com

Media Relations

press@kin.com

Omnichannel

Investor Relations

oacir@icrinc.com

Media Relations

oacpr@icrinc.com